

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via E-mail</u>
Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, Texas 78205

    Re: Cullen/Frost Bankers, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 3, 2011
             Form 10-Q for the Quarterly Period Ended March 31, 2011
             Filed April 27, 2011
             File No. 001-13221

Dear Mr. Green,

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Stephanie L. Hunsaker

             Stephanie L. Hunsaker
             Senior Assistant Chief Accountant